

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Frank Igwealor
Chief Executive Officer
Kid Castle Educational Corporation
370 Amapola Ave., Suite 200A
Torrance, California 90501

> **Re: Kid Castle Educational Corporation**
> **Amended Registration Statement on Form 10**
> **Filed February 8, 2021**
> **File No. 000-56174**

Dear Mr. Igwealor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Form 10 Registration Statement

There are risks to investors resulting from the possibility that the spin-off, page 18

1. We note that your revised disclosure on pages 9-10 and 18 in response to prior comment 8 contains several legal assertions regarding the spin-off. If you have received an opinion from counsel as to the legality of the spin-off transactions, please say so, identify counsel that provided the opinion, and file a consent of counsel per Item 601(b)(23) of Regulation S-K and Rule 436 under the Securities Act. If you have not received such a legal opinion, please delete the fifth and sixth paragraphs on page 10 and the last two paragraphs on page 18, as they appear to mitigate the risks being described and suggest that you are making legal conclusions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:      Mary Shea, Esq.